# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: IN8BIO, INC., CIK 0001740279
CUSIP: 45674E208
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: EMPIRE STATE BUILDING, 350 5TH AVENUE, SUITE 5330, NEW YORK, New York (NY), 10118
Date of event which requires filing of this statement: 05/27/2026
Amends the filing with accession number 0001682638-26-000002
Filed by CIK 0001682638
Persons authorized to receive notices and communications: Emily Fairbairn, 10 Orinda View Road, Orinda, California (CA), 94563, 925-284-7777

## Reporting persons
- EMILY FAIRBAIRN (CIK 0001682638): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 12,849; shared voting power 202,582; sole dispositive power 12,849; shared dispositive power 202,582; aggregate amount beneficially owned 215,431 (2.2% of the class)
- Malcom Fairbairn: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 3,044; shared voting power 202,582; sole dispositive power 3,044; shared dispositive power 202,582; aggregate amount beneficially owned 205,626 (2.1% of the class)
- Malcom and Emily Fairbairn 2010 CRUT: type of reporting person: other (OO); citizenship or place of organization: California (CA); source of funds: personal funds (PF); sole voting power 0; shared voting power 202,582; sole dispositive power 0; shared dispositive power 202,582; aggregate amount beneficially owned 202,582 (2.1% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value per share
Name of issuer: IN8BIO, INC.
Address of issuer's principal executive offices: EMPIRE STATE BUILDING, 350 5TH AVENUE, SUITE 5330, NEW YORK, New York (NY), 10118
Comment: This Amendment No. 1 to Schedule 13D ("Amendment No. 1") is being filed as an amendment to the statement on Schedule 13D relating to common stock, par value $0.0001 per share of IN8bio, Inc., a Delaware corporation, as filed with the Securities and Exchange Commission (the "SEC") on January 2, 2026 (the "Original Schedule 13D"). All capitalized terms not otherwise defined herein shall have the meanings ascribed to the terms in the Original Schedule 13D. The Original Schedule 13D is hereby amended and supplemented as follows and, except as expressly amended below, the Original Schedule 13D remains in full force and effect.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
As of the date hereof, Ms. Fairbairn beneficially owns an aggregate of 215,431 shares of Common Stock, consisting of (a) Series C Warrants exercisable for up to 101,291 shares of Common Stock held directly by the CRUT, (b) Pre-Funded Warrants exercisable for up to 101,291 shares of Common Stock directly held by the CRUT, (c) 923 shares of Common Stock held by the Roth IRA, and (d) 11,926 shares of Common Stock underlying outstanding options that are immediately exercisable or will be immediately exercisable within 60 days of May 27, 2026. Ms. Fairbairn is a trustee of the CRUT and shares voting and investment power over the securities held by the CRUT.

As of the date hereof, Mr. Fairbairn beneficially owns an aggregate of 205,626 shares of Common Stock, consisting of (a) Series C Warrants exercisable for up to 101,291 shares of Common Stock held directly by the CRUT, (b) Pre-Funded Warrants exercisable for up to 101,291 shares of Common Stock directly held by the CRUT, and (c) 3,044 shares of Common Stock held by Valley High. Mr. Fairbairn is the sole managing partner of Valley High and has voting and investment power over the shares held by Valley High. Mr. Fairbairn is a trustee of the CRUT and shares voting and investment power over the securities held by the CRUT.

Each of Ms. Fairbairn, Mr. Fairbairn and the CRUT may be deemed to beneficially own 2.2%, 2.1% and 2.1%, respectfully, of the Issuer's outstanding Common Stock, which percentages are calculated based upon 9,847,089 shares of Common Stock outstanding on May 4, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended March 31, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose: Ms. Fairbairn has sole voting and dispositive power over 12,849 shares of the Issuer's Common Stock. Mr. Fairbairn has sole voting and dispositive power over 3,044 shares of the Issuer's Common Stock. The Reporting Persons share voting and dispositive power over 202,582 shares of the Issuer's Common Stock.
Transactions in the class effected during the past sixty days:
Except as described herein, none of the Reporting Persons have purchased or sold any shares of Common Stock during the past 60 days.

On May 27, 2026, the CRUT transferred 724,637 shares of Common Stock to a 501(c)(3) charitable foundation for no consideration.
Other persons with the right to receive dividends or sale proceeds: No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: The Reporting Persons ceased to be the beneficial owners of more than five percent of the Common Stock on May 27, 2026 by virtue of the CRUT transferring 724,637 shares of Common Stock to a 501(c)(3) charitable foundation for no consideration.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: 99.1 Joint Filing Statement (incorporated by reference to Exhibit 99.1 to the Reporting Persons' Schedule 13D, filed with the SEC on January 2, 2026).

## Signatures
- EMILY FAIRBAIRN: /s/ Emily Fairbairn, Emily Fairbairn (05/29/2026)
- Malcom Fairbairn: /s/ Malcom Fairbairn, Malcom Fairbairn (05/29/2026)
- Malcom and Emily Fairbairn 2010 CRUT: /s/ Malcom Fairbairn, Malcom Fairbairn, Trustee (05/29/2026)